EXHIBIT 99.1

Brookfield Infrastructure Comments on Inter Pipeline Ltd. Directors’ Circular

BROOKFIELD, NEWS, March 11, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, "Brookfield Infrastructure") has reviewed the directors’ circular (“Directors’ Circular”) filed by the Board of Directors (the “Board”) of Inter Pipeline Ltd. (TSX: IPL)(“IPL” or “the Company”) in response to the offer (the "Offer") by Bison Acquisition Corp. (a subsidiary of Brookfield Infrastructure) to acquire all of the outstanding common shares of IPL as set forth in the Offer and Circular dated February 22, 2021 (the “Offer and Circular”). Importantly, the Directors’ Circular does not include new information that changes Brookfield Infrastructure’s view of the value of the Company.

As the largest individual shareholder in IPL, we are pleased that the Board has established a Special Committee and will commence a Strategic Review. We welcome the Board’s efforts to market test the Offer against other take-private proposals for IPL.

The Company notes in the Directors’ Circular that a comprehensive data room has been prepared and contact has been initiated with a number of third parties. Brookfield Infrastructure has not been contacted by IPL or its advisors since the initiation of the Offer.

Brookfield Infrastructure’s Offer is based exclusively on publicly available information. Any ability for Brookfield Infrastructure to increase the Offer would be predicated on completing customary confirmatory due diligence that supports such an increase. We remain open to engaging directly with the Company on fair and balanced terms.

Brookfield Infrastructure remains committed to the Offer and continues to believe the Offer is in the best interests of IPL shareholders:

  Significant Premium to IPL’s Undisturbed Trading Levels and Analyst Consensus Estimates
  Immediate Catalyst to Surface Value in a Security that has Significantly Underperformed in the Public Equity Markets
  Opportunity for Immediate Liquidity at a Compelling Valuation and Ability to Participate in Brookfield Infrastructure’s World-Class Infrastructure Platform
  Brookfield Infrastructure is Uniquely Positioned to Support IPL as a Private Company Through the Environmental Social & Governance Focused Transition

The Offer is fully financed, with maximum cash consideration of approximately C$4.9 billion (representing 76.2% of the Offer’s total consideration) and maximum aggregate number of BIPC shares issued of approximately 19 million (representing 23.8% of the Offer’s total consideration). Under the terms and subject to the conditions of the Offer, each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”), subject to pro-ration. IPL shareholders may also choose to receive cash for some of their IPL shares and BIPC Shares for their remaining IPL shares, subject, in each case, to pro-ration.

Copies of the Offer to Purchase and Circular and related documents are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com. The Offer and Circular contains the full terms and conditions of the Offer and detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

Shareholder Questions

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll-Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com